February 27, 2006

Securities and Exchange Commission
Division of Corporate Finance
100 F Street NE
Mail Stop 3561
Washington, DC  20549
Attn: Max A. Webb and Sara D. Kalin

Re:

Mortgage Asset Securitization Transactions, Inc.

Registration Statement on Form S-3

Filed December 16, 2005

File No. 333-130373

Dear Mr. Webb and Ms. Kalin:

On December 16, 2005 (the “Submission Date”), our client, Mortgage Asset Securitization Transactions, Inc. (the “Company”) delivered to your department of the Securities and Exchange Commission (the “Commission”) our Registration Statement on Form S-3, including a representative form of a prospectus supplement for use in offering a series of asset-backed certificates (“Prospectus Supplement #1”), a representative form of a prospectus supplement for use in offering a series of asset-backed notes (“Prospectus Supplement #2”) and a base prospectus (the “Base Prospectus,” and together with Prospectus Supplement #1 and Prospectus Supplement #2, the “Documents”).  On January 13, 2006, we received a letter containing your comments (the “Comments”) to the Documents.  Submitted below, on behalf of the Company, are the Company’s responses (the “Responses”) to the Comments.

For your convenience, the Responses have been placed in the order in which the Comments were presented and the text of each Comment is presented in bold italics before each Response.  Some Responses include references to page numbers within the Documents; all page references in this letter are to the marked versions of the Documents, provided to you herewith, showing changes made since the versions submitted on the Submission Date.

Form S-3

General

1.

Comment:  Please note that our comments to either the base prospectus and/or the supplements should be applied universally, if applicable.

Response:  Comments which are universally applicable have been applied to each of the Documents.

2.

Comment:  Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:  We hereby confirm, on behalf of the Company, that the Company and each issuing entity previously established, directly or indirectly, by the Company and any affiliate of the Company has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving residential mortgage loans.  There is no affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

3.

Comment:  We note from your disclosure on page 67 that “agreements relating to other types of derivative products ... may be entered into ….”  Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Also, please note that Securities Act Rule 409 requires that the registration statement be complete at the time of effectiveness except for information that is not known or reasonably available. Please revise the base prospectus to describe the credit enhancement or other structural features reasonably contemplated to be included in an actual takedown.

Response:  The Base Prospectus has been revised to remove the reference to “agreements relating to other types of derivative products… may be entered into…” and to clarify that the only types of derivatives instruments which may be included are 1) interest rate swaps (or caps, floors and collars) and yield supplement agreements as described below, 2) currency swaps, 3) market value swaps that are referenced to the value of one or more of the mortgage loans or other assets included in the trust fund or to a class of offered securities, and 4) credit default swaps that protect against defaults and losses on the mortgage loans or other assets included in the trust fund.  See page 67 of the Base Prospectus.  Also see our response to Comment #16.

4.

Comment:  Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final supplement. Refer to Item 1100(f) of Regulation AB.

Response:  We hereby confirm, on behalf of the Company, that all material terms to be included in the finalized agreements will either be disclosed in the final Rule 424(b) prospectus, or that final agreements will be filed simultaneously with or prior to the final supplement.

5.

Comment:  We note that your base prospectus indicates that the trusts may include certain mortgage-backed securities. However, neither of the prospectus supplements you have provided contemplate an offering of securities backed by a pool of other securities. Rather, they both appear to contemplate the securitization of residential mortgages. Please refer to Section III.A.3(b) of SEC Release No. 33-8518 and tell us why you have not provided us with a form of prospectus supplement that outlines the format of deal-specific information regarding any offerings of securities backed by pools of the securities to which you refer in the base prospectus. In this regard, we note that appropriate information regarding the transaction parties, deal structure and asset pool does not appear to have been provided.

Response:  We have revised the Registration Statement to include a new representative form of prospectus supplement (“Prospectus Supplement #3) that outlines the format of deal-specific information regarding any offerings of securities backed by pools of the securities to which we refer in the Base Prospectus.

Prospectus Supplement No. 1

General

6.

Comment:  We encourage you, in an appropriate place, to provide a graphical illustration of the flow of funds, payment priorities and allocations, including any subordination features, to assist investors in understanding the payment flow on all classes of issued securities. Refer to Item 1103(a)(3)(vi) of Regulation AB.

Response:  A chart demonstrating the flow of funds from collections on the mortgage loans to payment to the certificateholders has been included on page S-4 of Prospectus Supplement #1.  We do not believe a graphical depiction of the priority of payments and subordination features of the certificates may be distilled comprehensively and concisely enough to appear in the summary or would assist investors in understanding the payment flow on all classes of issued certificates beyond the descriptions provided in “Description of the Offered Certificates—Principal Payments” and “Description of the Offered Certificates—Distributions” in Prospectus Supplement #1.

Cover Page

7.

Comment:  We note your disclosure that the certificates will not represent obligations of Mortgage Asset Securitization Transactions, Inc., the transferor or any other person or entity. Please revise to clarify that the certificates will represent the obligations of the issuing entity.

Response:  A statement that the securities represent an interest in the issuing entity only and do not represent the obligations of or interest in the sponsor, depositor, or any of their affiliates has been added to the front cover page of Prospectus Supplement #1 pursuant to Item 1102(d) of Regulation AB.

8.

Comment:  We note the disclosure following the cover page which indicates that if the terms of the certificates vary between the prospectus supplement and the base prospectus, investors should rely on the information in the prospectus supplement. Please note that the disclosure in a prospectus supplement may enhance disclosure in the base prospectus, but should not contradict it. Please revise accordingly.

Response:  We have revised the disclosure following the cover page in Prospectus Supplement #1 to reflect the fact that disclosure in Prospectus Supplement #1 may enhance disclosure in the base prospectus, but will not contradict it.   Please see page S-2 of Prospectus Supplement #1.

Ratings, page S-77

9.

Comment:  Please describe any arrangements to have the ratings monitored while the asset backed securities are outstanding. Refer to Item 1120 of Regulation AB.

Response: We have revised Prospectus Supplement #1 to add disclosure describing any arrangements to have the ratings monitored while the asset backed securities are outstanding.  This disclosure can be found on page S-91 of Prospectus Supplement #1.

Prospectus Supplement No. 2

The Servicer, page S-46

10.

Comment:  We note your disclosure indicating that none of the depositor, indenture trustee, master servicer, transferor, securities insurer or any of their affiliates will make any representation as to the accuracy or completeness of the information in this section. We note similar disclosure on page S-80 regarding information to be provided by the securities insurer. Please note that the disclaimer of liability for material information by the issuer or underwriters or any of their affiliates is not appropriate. Please revise accordingly and ensure that you have made similar revisions throughout the filing where appropriate.

Response:  We have revised Prospectus Supplement #2 to delete any disclosure which would constitute a disclaimer of liability for material information by the issuer, the underwriters or any of their affiliates.

Base Prospectus

11.

Comment:  Please expand your disclosure in either the base prospectus or in each prospectus supplement to confirm that no non-performing assets will be part of the asset pool. Refer to Item 1101(c)(2)(iii) of Regulation AB. Additionally, we note that mortgage loans included in the asset pools may be delinquent. Please tell us how you will meet the delinquent asset limitation requirement under General Instruction I.B.5.(a)(ii) of Form S-3.

Response:  We have revised the Base Prospectus to add disclosure stating that the assets of the trust fund will not include any non-performing assets.  Please see pages 11 and 20 of the Base Prospectus.  In addition, we hereby confirm, on behalf of the Company, both that no non-performing assets will be part of the asset pool and that delinquent assets will not exceed 20% of the asset pool.

Cover Page

12.

Comment:  The cover page of your base prospectus indicates that the trust funds may include certificates issued or guaranteed by Ginnie Mae, Fannie Mae or Freddie Mac, but does not refer to the possible inclusion of other “Mortgage Securities” as discussed in the body of the prospectus. Please revise accordingly or advise.

Response:  We have revised the cover page of the Base Prospectus to indicate that trust funds may include other “Mortgage Securities” as discussed in the body of the Base Prospectus.

Use of Proceeds, page 28

13.

Comment:  We note your disclosure that the purchase of the assets of the trust fund for a series may be effected by an exchange of securities with the seller of the assets. Please confirm that any securities provided as consideration for the assets of a trust fund will have already been registered under the Securities Act of 1933 or tell us the exemption from registration on which you will rely in providing such shares to the seller of the assets.

Response:  We have revised the Base Prospectus to delete the disclosure regarding the possibility of effectuating the purchase of the assets of the trust fund for a series by an exchange of securities with the seller of the assets.

Principal and Interest on the Securities, page 40

14.

Comment:  We note that each class of securities may have a different security interest rate, which may be a fixed, variable or adjustable security interest rate. Please expand your disclosure to identify the indices on which the variable and adjustable security interest rates may be based. Additionally, please note that the only indices permitted under the definition of asset-backed security are indices similar to those involved in an interest rate swap or a currency swap. Refer to Section III.A.2. of SEC Release 33-8518.

Response:  We have revised the Base Prospectus by adding language stating that all indices upon which variable and adjustable security interest rates may be based “will only be of a type that are customarily used in the debt and fixed income markets to measure the cost of borrowed funds and will not be indices linked to stocks or commodities.”  See page 40 of the Base Prospectus.

Termination, page 57

15.

Comment:  While we note that the first prospectus supplement contemplates an option repurchase if less than 10% of the aggregate unpaid principal balance is outstanding, neither your base prospectus nor the second prospectus supplement contain such a limitation. Please confirm that any security that can be called with 25% or more of the underlying principal outstanding will be titled “Callable.”

Response:  Please see the disclosure on page 58 of the Base Prospectus to the effect that any repurchase shall not be made if more than 25% of the underlying principal is outstanding, and that any securities that can be called with 25% of the underlying principal outstanding will be titled “Callable.”

Derivatives, page 66

16.

Comment:  We note that derivative instruments can include interest rate swaps, currency swaps, market value swaps and credit default swaps. Please advise us how market value and credit default swaps would meet the definition of asset-backed security. Refer to Section III.A.2.a of SEC Release No. 33-8518 and Item 1115 of Regulation AB. Alternatively, you may remove this disclosure and clarify that any derivatives you use will be limited to interest rate or currency swaps.

Response:  Market Value Swaps.  Bracketed disclosure regarding the terms and operation of the mandatory auction and market value swap has been added to Prospectus Supplement #1, including under “Description of the Offered Certificates—Mandatory Auction” and “—The Market Value Swap and the Swap Counterparty” on pages S-60 through S-62 of Prospectus Supplement #1.  As disclosed, the market value swap will operate in conjunction with the mandatory auction procedure.  Under the mandatory auction procedure, the Auction Administrator will solicit bids for purchase of the securities in the secondary market from dealers and institutional investors.  The sponsor and depositor and their affiliates are not allowed to bid in the auction.  There is no minimum required bid.  If bids are received for the entire amount of the securities subject to the mandatory auction, then the auction will have been successful and the securities will be sold to the highest bidders.  The prices at which the securities are sold through this procedure will be used as the value of the securities for purposes of the market value swap.  If the total auction price is less than par, the market value swap counterparty will pay the shortfall.  If the total auction price is greater than part, then the counterparty will receive the excess.  If the total auction price is less than par, the original investors in the securities will receive the auction price plus the market value swap proceeds, which together will equal par.

We believe that the market value swap is not a prohibited derivative under Regulation AB, because it references the value of the offered securities at the time of the mandatory auction, which is directly dependent upon the value of the pool assets as well as the credit enhancements and structure of the offered securities.  The market value swap does not cause the performance of the offered securities to be dependent on an index or reference asset or any other financial asset that is not included in the asset pool.

In addition, we note that the mandatory auction procedure and the payment of the market value swap takes place outside the issuing entity.  The offered securities continue to remain outstanding following the auction procedure under their original terms.

Credit Default Swaps.  The counterparty’s obligation under any credit default swap will result from losses or defined credit events relating to only some or all of the assets in the related asset pool.  A credit default swap will only be used if all of the referenced assets are in the related asset pool.  As a result, no credit default swap will cause the performance of the asset-backed securities to be synthetically linked to assets outside of the pool.  Please note that footnote 68 of Section III.A.2.a of SEC Release No. 33-8518 states “[a]s another example of a swap or other derivative permissible in an ABS transaction, a credit derivative such as a credit default swap could be used to provide viable credit enhancement for asset-backed securities.  For example, a credit default swap may be used to reference assets actually in the asset pool, which would be analogous to buying protection against losses on those pool assets.”  In addition, Item 1114 of Regulation AB clearly contemplates that permitted credit enhancements may include derivatives whose primary purpose is to provide credit enhancement.  The sponsor’s use of credit default swaps will be strictly within the foregoing provisions.

Purchase Obligations, page 67

17.

Comment:  Please expand your disclosure to separately address each of the “purchase obligations” to which you refer and to provide a general explanation of the mechanics for each type of purchase obligation you list in this paragraph.

Response:  We have revised the Base Prospectus to delete the disclosure regarding the “purchase obligations” to which we had referred.  Please see page 68 of the Base Prospectus.

18.

Comment:  The Division of Investment Management (“IM”) has asked us to advise you that, on the basis of the information in your Form S-3 registration statement, it appears that you may be an investment company as defined in the Investment Company Act of 1940 (“1940 Act”). Accordingly, please explain why you should not be considered an investment company subject to registration and regulation under the 1940 Act. If, for example, you intend to rely on the exception in Section 3(c)(5)(C) of the 1940 Act, please confirm that each trust’s asset composition will comply with interpretations issued by IM regarding section 3(c)(5)(C).

Response:  We have revised the Base Prospectus to delete the disclosure regarding the “purchase obligations” to which we had referred.  Please see page 68 of the Base Prospectus.

19.

Comment:  The base prospectus indicates that some trust assets and some classes of securities of any series may be subject to a purchase obligation that would become applicable on demand made by or on behalf of the applicable security holders. Please explain whether the purchase obligation creates a “redeemable security” as defined in Section 2(a)(32) of the 1940 Act. In so doing, please explain under what conditions, and by whom, a purchase obligation could be exercised. In. addition, please explain whether a holder of a certificate, which would be redeemed upon the exercise of a purchase obligation, may, and under what conditions, acquire the purchase obligation.

Response:  We have revised the Base Prospectus to delete the disclosure regarding the “purchase obligations” to which we had referred.  Please see page 68 of the Base Prospectus.

20.

Comment:  If you are relying on Rule 3a-7 under the 1940 Act, please explain how the purchase obligation is consistent with the requirement that the issuer issue fixed income securities or other securities which entitle their holder to receive payments that depend primarily on the cash flow from eligible assets.

Response:  We have revised the Base Prospectus to delete the disclosure regarding the “purchase obligations” to which we had referred.  Please see page 68 of the Base Prospectus.

21.

Comment:  Please explain whether the exercise of a purchase obligation or a call option will leave any remaining certificateholders in a trust.

Response:  We have revised the Base Prospectus to delete the disclosure regarding the “purchase obligations” to which we had referred.  Please see page 68 of the Base Prospectus.

Pooling and Servicing Agreement

22.

Comment:  It appears that you may need to amend your pooling and servicing agreement to comply with Regulation AB. For instance, we note that the current form of the agreement requires an auditor’s report five full months after the fiscal year end or approximately two months after it is required to be filed in the Form 10-K. Please revise this agreement to comply with Regulation AB and provide us with copies of the revised agreement marked to show the changes you have made in order to comply with the new regulation. Additionally, please similarly revise the disclosure in your document as appropriate.

Response:  We have revised the form of pooling and servicing agreement to comply with Regulation AB and will file a clean copy of the revised agreement as Exhibit 4.1 to the Registration Statement.  The revised form of pooling and servicing agreement differs significantly from the form of pooling and servicing agreement (the "Prior Form PSA") filed in connection with Registration Statement on Form S-3 (File No. 333-79283), which has been incorporated by reference in all subsequent registration statements filed by the Company, and therefore, a marked copy of the new form of pooling agreement showing changes from the Prior Form PSA is heavily marked and difficult to read.  Therefore, on behalf of the Company, in the courtesy copy of the new Registration Statement that we will send to you by email, we will include a copy of the revised form of pooling and servicing agreement marked to show changes from the pooling and servicing agreement used in connection with the MALT 2005-6 transaction.  That blackline should be helpful in showing the changes that have been made to the form of pooling and servicing agreement in order to comply with Regulation AB.

In addition, we have revised the Documents as appropriate.  See pages S-74 and S-75 in Prospectus Supplement #1 and pages S-94 and S-95 in Prospectus Supplement #2.

Should you have any further questions or comments please contact Hays Ellisen at 917-777-4322 or myself at 917-777-4499.

Sincerely,

/s/ Keith Krasney

Keith Krasney

cc:

Mr. Gregory D. Walker, Esq.